UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

To the Participants and Plan Administrator
Rent-A-Center, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules H, Part IV, Line 4i – schedule of assets (held at end of year) and Line 4a - schedule of delinquent participant contributions as of December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
June 10, 2009

Financial Statements and Report of Independent Certified Public Accountants

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

December 31, 2008 and 2007

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2008	2007
Investments, at fair value	$90,841,380	$113,458,993
Cash	101,611	142,338
Receivables		
Participant contributions	-	238,261
Employer contributions	71,517	93,524
	71,517	331,785
NET ASSETS AVAILABLE FOR BENEFITS	$91,014,508	$113,933,116

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2008

Additions (deductions) to net assets attributed to:	
Interest and dividends	$ 3,163,483
Net depreciation in fair value of investments	(26,011,911)
	(22,848,428)
Contributions	
Participants	13,557,370
Employer	5,422,668
Rollovers	416,310
	19,396,348
Total additions	(3,452,080)
Deductions from net assets attributed to:	
Benefits paid to participants	18,681,305
Administrative expenses	785,223
Total deductions	19,466,528
Net decrease in net assets	(22,918,608)
Net assets available for benefits	
Beginning of year	113,933,116
End of year	$91,014,508

The accompanying notes are an integral part of these statements.

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan became effective October 1, 1997, and is a defined contribution plan covering all employees of Rent-A-Center, Inc. (the Company or Plan Sponsor) who have completed three months of service. The plan was amended and restated effective January 1, 2007, which changed the effective date of the plan to January 1, 2007. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. On April 1, 2008, an amendment to the Plan was approved adding language to incorporate certain regulatory and legislative changes relating to final regulations issued by the Internal Revenue Service under Code Section 415 and adding language to incorporate automatic enrollment provisions for store managers who do not otherwise make a specific election to make or not make pre-tax contributions at the time they first become eligible to participate in the Plan or upon their promotion to store manager.

Contributions

The Plan permits participants to defer up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $15,500 of their annual compensation (plus a $5,000 catch-up deferral for employees over 50 years of age) for 2008 and 2007. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company may make matching contributions on a discretionary basis which cannot exceed 4% of each employee's annual compensation. The Company made matching contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee salary deferral contributions in 2008 and 2007. The Company, in its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make profit sharing contributions for plan years ending 2008 or 2007.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five years or more of service as defined by the Plan.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant's unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $118,000 and $247,000 as of December 31, 2008 and 2007, respectively. Forfeitures reduced plan administrative expenses by approximately $785,000 during the year ended December 31, 2008 and reduced employer matching contributions by approximately $100,000 during the year ended December 31, 2008.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant's beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or to the extent a participant's or beneficiary's account is invested in at least five whole shares of Company stock, the participant or beneficiary may elect to receive his distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined.

Loans to Participants

Participants may, by telephone voice response system or internet application, be granted loans from the Plan secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 3.25% to 9.25%. Loans bear interest at the prime rate fixed at the time of the loan.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the record keeper for distribution, valuation and mailing services related to plan administration are paid by the Plan to the Trustee using forfeitures. Administrative expenses in the amount of approximately $785,000 were paid for the year ended December 31, 2008.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of the shares held by the plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE C – FAIR VALUE MEASUREMENTS

The Plan adopted FASB Statement of Financial Accounting Standards No. 157 (SFAS 157) effective January 1, 2008, with the exception of non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), which was delayed by FASB Staff Position No. FAS 157-2. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard established a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- *Level 1* – Quoted prices in an active market for identical assets or liabilities. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available. All of the Plan's mutual funds and investments in common stock of the Company included in investments are Level 1 securities.

NOTE C – FAIR VALUE MEASUREMENTS - Continued

- *Level 2* – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions. We have no Level 2 investments.
- *Level 3* – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management. All of the Plan's Participant Loans are Level 3 investments.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investments- Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan's mutual funds and Rent-A-Center, Inc. Common Stock Fund.

Participant Loans- Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Participant loans are valued at amortized cost, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Mutual funds	$72,012,333	-	-	$72,012,333
Common stock	10,767,330	-	-	10,767,330
Participant loans	-	-	8,061,717	8,061,717
Total assets at fair value	$82,779,663	-	$8,061,717	$90,841,380

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2007.

	Level 1	Level 2	Level 3	Total
Mutual funds	$97,458,645	-	-	$97,458,645
Common stock	7,784,506	-	-	7,784,506
Participant loans	-	-	8,215,842	8,215,842
Total assets at fair value	$105,243,151	-	$8,215,842	$113,458,993

The following table provides a reconciliation of the beginning and ending balances for participant loans measured at fair value using significant unobservable inputs for the year ended December 31, 2008:

Beginning balance at January 1, 2008	$8,215,842
Issuance of new loans	6,121,518
Repayment of loans	(6,275,643)
Ending balance at December 31, 2008	$8,061,717

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter on January 16, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. There have been amendments to the plan since that date, for which we are not required to obtain a new determination letter; however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

NOTE E – RELATED PARTIES

Certain Plan investments are shares of Rent-A-Center common stock. Rent-A-Center, Inc. is the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

NOTE F - RISKS AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE G – PROHIBITED TRANSACTIONS

During 2008, the Company failed to remit to the Plan's trustee certain employee contributions totaling approximately $4,375 within the period prescribed by Department of Labor regulations. Delays in remitting contributions to the Trustee were due to administrative errors, and the Company has or will make contributions to the affected participants' accounts to compensate those participants an aggregate of approximately $22 for potential lost income due to the delays.

NOTE H - INVESTMENTS

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options. The Plan's investments are held in a bank administered trust fund and consist of the following:

	December 31,	
	2008	2007
Investments at fair value as determined by quoted market price:		
American Independence Funds – International Equity Fund	$6,809,427*	13,467,269*
American Independence Funds – Stock Fund	8,418,140*	13,639,326*
NestEgg Dow Jones Funds - 2010 Fund	1,642,448	432,003
NestEgg Dow Jones Funds - 2015 Fund	-	903,187
NestEgg Dow Jones Funds - 2020 Fund	4,206,022	5,675,247*
NestEgg Dow Jones Funds - 2030 Fund	3,108,477	3,096,081
NestEgg Dow Jones Funds - 2040 Fund	6,375,280*	4,928,258
PIMCO Funds - Total Return Fund	8,071,468*	5,978,086*
Vanguard Funds - Explorer Fund	1,533,389	2,888,689
American Beacon Funds - Small Cap Value Fund	1,320,977	2,162,214
Goldman Sachs Funds - Mid Cap Value Fund	1,678,008	2,883,375
T. Rowe Price - Growth Stock Fund	4,565,630*	8,654,279*
Vanguard Funds - Mid Cap Index Fund	1,158,004	2,026,003
JP Morgan Funds – Small Cap Equity Fund	2,159,405	3,462,058
Morgan Stanley Funds – Mid Cap Growth	4,171,538	9,372,251*
Vanguard Funds – 500 Index Fund	2,790,121	4,453,532
Rent-A-Center, Inc. - Common Stock	10,767,330*	7,784,506*
	68,775,664	91,806,364
American Beacon Funds – Select Funds Money Market Fund	-	13,436,787*
Federated Funds – Government Obligations Fund	14,003,999*	-
Participant loans	8,061,717*	8,215,842*
	$90,841,380	$113,458,993

Participants may change their investment options at any time.

*Represents 5 percent or more of the Plan's net assets.

NOTE H – INVESTMENTS - continued

The Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $26,011,911 during 2008. Detail of this net depreciation by type of investment is shown below.

	2008
Mutual funds	$(28,501,100)
Rent-A-Center, Inc. common stock	2,489,189
	($26,011,911)

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2008	2007
Net assets available for benefits per the financial statements	$91,014,508	$113,933,116
Amounts allocated to withdrawing participants	(113,736)	(111,540)
Net assets available for benefits per the Form 5500	$90,900,772	$113,821,576

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31:

	2008
Benefits paid to participants per the financial statements	$18,515,779
Add: Amounts allocated to withdrawing participants at December 31, 2008	113,736
Less: Amounts allocated to withdrawing participants at December 31, 2007	(111,540)
Benefits paid to participants per the Form 5500	$18,517,975

SUPPLEMENTAL SCHEDULES

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

EIN: 45-0491516
Plan No. 001

(a)	(b) Identity of issuer	(c) Description of investment	(e) Current value
	T. Rowe Price	Growth Stock Fund	$ 4,565,630
	Vanguard Funds	Mid Cap Index Fund	1,158,004
	American Independence Funds	International Equity Fund	6,809,427
	American Independence Funds	Stock Fund	8,418,140
	Morgan Stanley Funds	Mid Cap Growth	4,171,538
	JP Morgan Funds	Small Cap Equity Fund	2,159,405
	NestEgg Dow Jones Funds	2010 Fund	1,642,448
	NestEgg Dow Jones Funds	2020 Fund	4,206,022
	NestEgg Dow Jones Funds	2030 Fund	3,108,477
	NestEgg Dow Jones Funds	2040 Fund	6,375,280
	PIMCO Funds	Total Return Fund	8,071,468
	Vanguard Funds	500 Index Fund	2,790,121
	Vanguard Funds	Explorer Fund	1,533,389
	American Beacon Funds	Small Cap Value Fund	1,320,977
	Goldman Sachs Funds	Mid Cap Value Fund	1,678,008
*	Rent-A-Center, Inc.	Company Stock	10,767,330
	Federated Funds	Government Obligations Fund	14,003,999
*	Participant loans	Participant loans, interest rates ranging from 3.25% to 9.25%	8,061,717
	Total		$90,841,380

* Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2008

EIN: 45-0491516
Plan No. 001

Plan year	Participant contributions transferred late to the plan	Total that constitute non-exempt prohibited transactions
2008	$4,375	$4,375

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

By: RENT-A-CENTER, INC.
Plan Administrator

Date: June 19, 2009

By: ______________________
Robert D. Davis
Executive Vice President – Finance, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of Independent Certified Public Accountants

* Filed herewith.

Grant Thornton

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

We have issued our report dated June 10, 2009, with respect to the financial statements and supplemental schedules of Rent-A-Center, Inc. 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 2008. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc and Subsidiaries on Form S-8 (File No. 333-32296, effective December 31, 2002).

Grant Thornton LLP

Dallas, Texas
June 10, 2009